Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-152394,

333-152394-01 through 333-152394-08

and 333-152394-10 through 333-152394-12

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 21, 2010)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 10, 2010. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated April 21, 2010, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

November 10, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – November 10, 2010

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
Delaware	333-147828-08	20-8650498
(States or other jurisdictions of incorporation or organization)	(Commission File Numbers)	(I.R.S. Employer Identification Numbers)

10511 East Central, Wichita, Kansas 67206

(Address of principal executive offices) (Zip code)

(316-676-7111)

(Registrant’s telephone number, including area code)

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 2.02.	Results of Operations and Financial Condition

On November 9, 2010, Hawker Beechcraft Acquisition Company, LLC, issued a press release announcing its financial results for the three months ended September 30, 2010. A copy of the press release is furnished with this report as Exhibit 99.1.

The information in this Form 8-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, except as set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits

The following exhibit is furnished with this report:

Exhibit No.	Description

99.1	Press Release dated November 9, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/S/ SIDNEY E. ANDERSON
Sidney E. Anderson, Vice President and Chief Financial Officer

Dated: November 10, 2010

Exhibit 99.1

News Release

Media contact:	Investor Relations contact:
Nicole Alexander	Halet A. Murphy
+1.316.676.3212	+1.316.676.7705
Nicole_Alexander@hawkerbeechcraft.com	Halet_Murphy@hawkerbeechcraft.com
www.hawkerbeechcraft.com

Hawker Beechcraft Acquisition Company, LLC Reports 2010 Third Quarter Results

WICHITA, Kan. (Nov 9, 2010) – Hawker Beechcraft Acquisition Company, LLC (HBAC) reported net sales for the three months ended September 30, 2010 of $594.7 million, a decrease of $163.0 million compared to the third quarter of 2009. The decrease was largely attributable to lower aircraft deliveries in the Company’s Business and General Aviation (“B&GA”) segment as a result of depressed demand across the general aviation market. During the third quarter of 2010, the Company delivered 49 business and general aviation aircraft compared to 64 during the same period in 2009. Included in the third quarter 2009 results were seven King Air aircraft delivered under the U.S. Government’s Project Liberty program. Project Liberty deliveries are reported as part of the B&GA segment. Partially offsetting the decline in the B&GA segment was increased volume in the Customer Support segment.

During the three months ended September 30, 2010, the Company recorded an operating loss of $81.4 million, compared to an operating loss of $721.1 million during the comparable period in 2009. The improved operating loss versus the prior period was primarily due to charges of $581.5 million related to asset impairments recorded during the three months ended September 27, 2009. A majority of the charges that occurred during the third quarter of 2009 were recorded in the B&GA operating segment.

The Company consumed $26.8 million of cash in operations during the three months ended September 30, 2010, as compared to the $58.5 million generated by operations in the same period of 2009. On September 30, 2010, the Company’s cash and cash equivalents balance was $252.6 million.

- More -

HBAC Reports 2010 Third Quarter Results – Page 2

Backlog was $1.9 billion on September 30, 2010, compared to $2.4 billion on June 27, 2010. 34.6% of the backlog at September 30, 2010 represents orders that are expected to be delivered at least twelve months from now. The backlog also includes significant orders from the U.S. Government.

Form 10-Q and Earnings Conference Call:

Additional financial information is included in the Company’s third quarter 2010 Form 10-Q filed with the Securities and Exchange Commission earlier today and in the attached tables. HBAC’s earnings results conference call for the three months ended September 30, 2010, will be held Friday, November 12, 2010, at 9 a.m. CDT. To attend, register at https://cossprereg.btci.com/prereg/key.process?key=PT99NL6JP.

Once you register, you will be provided with dial-in numbers and pass codes needed to join the conference call. A recording of the earnings call will be posted to the Company’s Web site after the call and will be available for 45 days.

Hawker Beechcraft Corporation is a world-leading manufacturer of business, special-mission and trainer aircraft – designing, marketing and supporting aviation products and services for businesses, governments and individuals worldwide. The company’s headquarters and major facilities are located in Wichita, Kan., with operations in Salina, Kan.; Little Rock, Ark.; Chester, England, U.K.; and Chihuahua, Mexico. The company leads the industry with the largest number of factory-owned service centers and a global network of more than 100 factory-owned and authorized service centers. For more information, visit www.hawkerbeechcraft.com.

###

This release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including statements that address activities, events or developments that we or our management intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on management’s assumptions and assessments in light of past experience and trends, current conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results may differ significantly from those envisaged by our forward-looking statements. Among the factors that could cause actual results to differ materially from those described or implied in the forward-looking statements are general business and economic conditions, production delays resulting from lack of regulatory certifications and other factors, competition in our existing and future markets, lack of market acceptance of our products and services, the substantial leverage and debt service resulting from our indebtedness, loss or retirement of key executives and other risks disclosed in our filings with the Securities and Exchange Commission.

HBAC Reports 2010 Third Quarter Results – Page 3

Appendix

Hawker Beechcraft Acquisition Company, LLC

Aircraft Delivery Units

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 27, 2009	September 30, 2010	September 27, 2009
Business and General Aviation:
Hawker 4000	1	4	9	8
Hawker 900XP	5	11	16	27
Hawker 800XP/850XP	—	—	1	1
Hawker 750	1	1	2	8
Hawker 400XP	1	4	4	8
Premier	2	5	5	12
King Air	26	30	65	100
Pistons	13	9	35	35

Total Business & General Aviation	49	64	137	199

T-6	20	27	58	65	(a)

Total deliveries	69	91	195	264

(a)	T-6 deliveries in the nine months of 2009 included 33 units completed in 2008 that were not delivered until the first half of 2009 due to a delivery suspension related to quality issues with a supplier’s component. Deliveries resumed on January 20, 2009.

HBAC Reports 2010 Third Quarter Results – Page 4

Hawker Beechcraft Acquisition Company, LLC

Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

Trailing Four Quarters For The Period Ended September 30, 2010

(In millions)

			Quarter Ended
	Trailing 12 Months		September 30, 2010	June 27, 2010	March 28, 2010	December 31, 2009
Net (loss) income attributable to parent company	$(231.7	)(a)	$(118.7)	$(56.8)	$(63.5)	$7.3
Net income attributable to non-controlling interest	0.4		0.1	0.2	0.1	—
Provision for income taxes	(26.5)		0.9	0.2	2.4	(30.0)
Interest expense, net	149.5		37.3	36.7	36.2	39.3

Operating income adjustments:
Depreciation and amortization	135.1		32.7	32.3	34.9	35.2

EBITDA	26.8		(47.7)	12.6	10.1	51.8

Adjustments to EBITDA:
Exclude loss (gain) recognized on derivative instruments related to ineffective hedge activity and balance translation remeasurement	4.7		(2.5)	0.8	6.0	0.4
Exclude restructuring and pension curtailment costs recorded during the period	15.6		1.8	3.7	1.9	8.2
Exclude consulting services and internal costs related to cost reduction initiatives	41.1		20.6	12.6	7.9	—
Exclude other non-cash impairment charges	3.3		1.0	0.4	—	1.9
Exclude non-cash stock-based and deferred compensation	4.2		1.1	1.3	0.9	0.9

Adjusted EBITDA	$95.7	(a)	$(25.7)	$31.4	$26.8	$63.2

Adjusted EBITDA is a non-GAAP financial measure that is useful in evaluating the ability of issuers of “high-yield” securities to meet their debt service obligations. It is not intended as a substitute for an evaluation of our results as reported under GAAP and is presented for informational purposes only.

(a)	Trailing twelve months loss before income tax includes $73.4 million related to loss-making aircraft and vendor settlement charges. These charges have not been included as adjustments to the Adjusted EBITDA presented.